Unaudited Condensed Consolidated Interim Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

For the three and nine months ended September 30, 2017 and 2016

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Sep. 30,	Dec. 31,
	Note	2017	2016

Assets
Current assets
Cash and cash equivalents		$328,927	$146,864
Trade and other receivables	6	111,971	152,567
Inventories	7	142,306	112,464
Prepaid expenses		4,127	3,992
Other financial assets	8	5,850	3,397
Taxes receivable		20,667	17,319
		613,848	436,603
Receivables	6	31,545	32,648
Inventories	7	4,435	4,537
Other financial assets	8	17,778	30,848
Intangible assets - computer software		5,475	6,614
Property, plant and equipment	9	3,876,118	3,865,823
Deferred tax assets	15b	42,432	79,483
		$4,591,631	$4,456,556

Liabilities
Current liabilities
Trade and other payables		$202,957	$169,662
Taxes payable		5,257	4,419
Other liabilities	10	54,667	42,207
Other financial liabilities		19,034	13,495
Finance lease obligations	11	18,062	3,172
Long-term debt	12	-	16,490
Deferred revenue	13	53,566	65,619
		353,543	315,064
Other financial liabilities		20,881	28,343
Finance lease obligations	11	68,734	9,760
Long-term debt	12	978,494	1,215,674
Deferred revenue	13	454,617	472,233
Provisions	14	198,237	179,702
Pension obligations		18,044	28,379
Other employee benefits		101,871	89,273
Deferred tax liabilities	15b	349,595	354,916
		2,544,016	2,693,344

Equity
Share capital	16b	1,777,380	1,588,319
Reserves		(7,235)	(42,040)
Retained earnings		277,470	216,933
		2,047,615	1,763,212

		$4,591,631	$4,456,556

Capital commitments (note 19).

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited and in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
		2017	2016	2017	2016
Cash generated from (used in) operating activities:
Profit for the period		$40,942	$33,571	$64,223	$12,080
Tax expense	15a	17,739	8,430	48,965	19,590
Items not affecting cash:
Depreciation and amortization	5b	79,602	82,389	217,849	220,852
Share-based payment expense (recovery)	5c	6,324	(490)	9,444	4,089
Net finance expense	5e	26,771	28,698	78,494	87,527
Change in fair value of derivatives	5e	1,377	(7,706)	1,253	(6,594)
Change in deferred revenue related to stream	13	(12,150)	(16,853)	(39,541)	(51,458)
Change in taxes receivable/payable, net	20a	(4,984)	1,524	(9,420)	470
Unrealized loss (gain) on warrants	5e	1,974	(2,829)	(1,765)	(1,991)
Loss (gain) on available-for-sale investments	5e	1,671	7	1,896	(1,136)
Pension and other employee benefit payments, net of accruals		(2,375)	(2,623)	(5,393)	(8,193)
Other and foreign exchange		995	3,703	4,983	788
Taxes paid		(3,943)	(3,585)	(12,326)	(10,413)
Operating cash flow before change in non-cash working capital		153,943	124,236	358,662	265,611
Change in non-cash working capital	20a	13,954	(28,358)	51,481	69,338
		167,897	95,878	410,143	334,949
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(67,717)	(50,574)	(161,737)	(149,313)
Acquisition of available-for-sale investment		(2,245)	(600)	(2,016)	(269)
(Addition to) release of restricted cash		(91)	68,581	16,854	45,913
Net interest received		167	233	494	483
		(69,886)	17,640	(146,405)	(103,186)
Cash generated from (used in) financing activities:
Long-term debt borrowing	12	25,000	-	25,000	65,000
Principal repayments	12	(150,194)	(80,123)	(281,439)	(108,368)
Interest paid on long-term debt		(36,921)	(49,533)	(52,741)	(103,476)
Financing costs		(11,070)	(4,767)	(21,533)	(20,044)
Net proceeds from equity issuance		187,446	(10)	187,426	4,958
Dividends paid	16b	(1,912)	(1,794)	(3,686)	(3,567)
Sale leaseback	11	67,275	-	67,275	-
Finance lease		(1,817)	(802)	(3,688)	(2,116)
		77,807	(137,029)	(83,386)	(167,613)
Effect of movement in exchange rates on cash and cash equivalents		437	(134)	1,711	256
Net increase (decrease) in cash and cash equivalents		176,255	(23,645)	182,063	64,406
Cash and cash equivalents, beginning of period		152,672	141,903	146,864	53,852
Cash and cash equivalents, end of period		$328,927	$118,258	$328,927	$118,258

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016
Revenue	5a	$370,356	$311,424	$948,410	$812,024
Cost of sales
Mine operating costs		179,880	160,686	492,734	446,913
Depreciation and amortization	5b	79,511	82,279	217,583	220,438
		259,391	242,965	710,317	667,351
Gross profit		110,965	68,459	238,093	144,673
Selling and administrative expenses		11,891	6,783	28,022	25,151
Exploration and evaluation		5,900	609	9,631	2,815
Other operating (income) and expenses	5d	(3,728)	466	(7,128)	6,618
Results from operating activities		96,902	60,601	207,568	110,089
Finance income	5e	(547)	(592)	(1,652)	(1,727)
Finance expenses	5e	27,318	29,290	80,146	89,254
Other finance loss (gain)	5e	11,450	(10,098)	15,886	(9,108)
Net finance expense		38,221	18,600	94,380	78,419

Profit before tax		58,681	42,001	113,188	31,670
Tax expense	15a	17,739	8,430	48,965	19,590

Profit for the period		$40,942	$33,571	$64,223	$12,080

Earnings per share
Basic and diluted		$0.17	$0.14	$0.27	$0.05

Weighted average number of common shares outstanding (note 17):
Basic and Diluted		238,053,797	236,231,688	237,533,962	235,775,644

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited and in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Profit for the period	$40,942	$33,571	$64,223	$12,080

Other comprehensive income (loss):
Items that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign currency balances	12,054	(2,923)	22,156	14,035
Change in fair value of available-for-sale financial assets	901	1,775	874	5,748
Net exchange gain (loss) on available-for- sale financial assets	550	(119)	1,029	411
	13,505	(1,267)	24,059	20,194

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain (loss)	11,516	(4,527)	8,218	(26,795)
Tax effect	(1,594)	233	(2,389)	4,008
	9,922	(4,294)	5,829	(22,787)

Transferred to income statement:
Wind up of subsidiaries	-	-	3,021	-
Impairment of available-for-sale investments	1,671	113	1,985	339
Sale of available-for-sale investments	-	(106)	(89)	(1,037)
	1,671	7	4,917	(698)

Other comprehensive income (loss) net of tax, for the period	25,098	(5,554)	34,805	(3,291)
Total comprehensive income for the period	$66,040	$28,017	$99,028	$8,789

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

			Foreign currency
		Other capital	translation	Available-for-sale	Remeasurement	Retained
	Share Capital	reserves	reserve	reserve	reserve	earnings	Total
Balance, January 1, 2016	$1,576,600	$28,837	$(13,897)	$1,309	$(61,252)	$255,693	$1,787,290
Profit	-	-	-	-	-	12,080	12,080
Other comprehensive (loss) income	-	-	14,035	5,461	(22,787)	-	(3,291)
Total comprehensive (loss) income	-	-	14,035	5,461	(22,787)	12,080	8,789
Contributions by and distributions to owners:
Equity issuance (note 16b)	5,053	-	-	-	-	-	5,053
Share issue costs, net of tax (note 16b)	(95)	-	-	-	-	-	(95)
Dividends (note 16b)	-	-	-	-	-	(3,567)	(3,567)
Total contributions by and distributions to owners	4,958	-	-	-	-	(3,567)	1,391

Balance, September 30, 2016	$1,581,558	$28,837	$138	$6,770	$(84,039)	$264,206	$1,797,470
Loss	-	-	-	-	-	(47,273)	(47,273)
Other comprehensive (loss) income	-	-	(5,734)	(1,745)	13,733	-	6,254
Total comprehensive (loss) income	-	-	(5,734)	(1,745)	13,733	(47,273)	(41,019)
Contributions by and distributions to owners:
Equity issuance (note 16b)	6,761	-	-	-	-	-	6,761
Total contributions by and distributions to owners	6,761	-	-	-	-	-	6,761

Balance, December 31, 2016	$1,588,319	$28,837	$(5,596)	$5,025	$(70,306)	$216,933	$1,763,212

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Attributable to owners of the Company

			Foreign currency
		Other capital	translation	Available-for-sale	Remeasurement	Retained
	Share capital	reserves	reserve	reserve	reserve	earnings	Total equity

Balance, January 1, 2017	$1,588,319	$28,837	$(5,596)	$5,025	$(70,306)	$216,933	$1,763,212
Profit	-	-	-	-	-	64,223	64,223
Other comprehensive income	-	-	25,177	3,799	5,829	-	34,805
Total comprehensive income	-	-	25,177	3,799	5,829	64,223	99,028
Contributions by and distributions to owners:
Equity issuance (note 16b)	195,295	-	-	-	-	-	195,295
Share issue costs, net of tax (note 16b)	(6,234)	-	-	-	-	-	(6,234)
Dividends (note 16b)	-	-	-	-	-	(3,686)	(3,686)
Total contributions by and distributions to owners	189,061	-	-	-	-	(3,686)	185,375

Balance, September 30, 2017	$1,777,380	$28,837	$19,581	$8,824	$(64,477)	$ 277,470	$ 2,047,615

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

1.	Reporting entity

On January 1, 2017, HudBay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. (“HMI” or the “Company”). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company for the three and nine months ended September 30, 2017 and 2016 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Wholly owned subsidiaries as at September 30, 2017, include HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., HudBay Arizona Corporation (formerly Augusta Resource Corporation, “Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

Management does not consider the impact of seasonality on operations to be significant on the interim financial statements.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on November 1, 2017.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

(b)	Functional and presentation currency:

The Group's interim financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except the Company’s Manitoba Business Unit, which has a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Use of judgement:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The interim financial statements reflect the judgements outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2016.

(d)	Use of estimates and assumptions:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The interim financial statements reflect the estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2016.

3.	Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2016 and comparative periods.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

4.	New standards

New standards and interpretations adopted

−

Amendment to IAS 7, Statement of Cash Flows (“IAS 7”) - On January 29, 2016, the IASB issued amendments to IAS 7. The amendments come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The Group applied this amendment on January 1, 2017. The Group discloses changes in liabilities arising from financing activities in notes 11 and 12 of the condensed consolidated interim financial statements and the application of this amendment did not result in a material change to the Group’s condensed consolidated interim financial statements.

−

Amendment to IAS 12, Income Taxes (“IAS 12”) - On January 19, 2016, the IASB issued amendments to IAS 12. The amendments give guidance that clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments were issued in response to diversity in practice and are relevant in circumstances in which the entity reports tax losses. The Group applied this amendment on January 1, 2017 with no change to the condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

−

IFRS 9, Financial Instruments (“IFRS 9”) - issued on July 24, 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer term nature of the macro hedging project which is currently at the discussion paper phase of the due process. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

−

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Group intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The Group has not yet determined the full effect of adoption of IFRS 15 on its consolidated financial statements, however, we expect the Group’s deferred revenue balance associated with stream transactions will be adjusted to reflect a significant financing component.

−

IFRS 16, Leases (“IFRS 16”) - in January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Group has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

−

IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) - IFRIC 22 provides requirements about which exchange rate to use in reporting foreign currency transactions (such as revenue transactions) when payment is made or received in advance. The Interpretations Committee concluded that the exchange rate should be the rate used to initially measure the non- monetary asset (prepaid asset) or liability (deferred credit) when the advance was made. If there were multiple advances, each receipt or payment would be measured at the date the non-monetary asset or liability is recognized. This interpretation is effective for annual periods beginning on or after January 1, 2018. The Group has not yet determined the effect of adoption of IFRIC 22 on its consolidated financial statements.

5.	Revenue and expenses

(a)	Revenue

The Group’s revenue by significant product types:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Copper	$263,446	$234,825	$638,477	$604,762
Zinc	84,700	62,932	244,804	165,383
Gold	35,802	33,500	95,604	91,000
Silver	11,594	14,380	33,352	37,781
Other	4,946	752	11,196	2,079
	400,488	346,389	1,023,433	901,005
Treatment and refining charges	(30,132)	(34,965)	(75,023)	(88,981)

	$370,356	$311,424	$948,410	$812,024

Included in revenue for the three months ended September 30, 2017 are unrealized gains related to non- hedge derivative contracts of $649 (three months ended September 30, 2016 - unrealized gains of $3,783). Included in revenue for the nine months ended September 30, 2017 are unrealized gains related to non-hedge derivative contracts of $4,646 (nine months ended September 30, 2016 - unrealized losses of $11,533).

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cost of sales	$79,511	$82,279	$217,583	$220,438
Selling and administrative expenses	91	110	266	414

	$79,602	$82,389	$217,849	$220,852

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

(c)	Share-based payment expenses (recoveries)

Share-based payment expenses (recoveries) are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended September 30, 2017
Cost of sales	$635	$-	$635
Selling and administrative	3,917	1,397	5,314
Other operating	375	-	375

	$4,927	$1,397	$6,324
Nine months ended September 30, 2017
Cost of sales	$1,233	$-	$1,233
Selling and administrative	5,639	1,620	7,259
Other operating	952	-	952

	$7,824	$1,620	$9,444
Three months ended September 30, 2016
Cost of sales	$97	$-	$97
Selling and administrative	186	(280)	(94)
Other operating	(493)	-	(493)

	$(210)	$(280)	$(490)
Nine months ended September 30, 2016
Cost of sales	$323	$-	$323
Selling and administrative	3,010	636	3,646
Other operating	120	-	120

	$3,453	$636	$4,089

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

(d)	Other operating income and expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Regional costs	$653	$1,129	$3,389	$3,284
Constancia recovery	(4,150)	-	(12,857)	-
Other (income) expense	(231)	(663)	2,340	3,334

	$(3,728)	$466	$(7,128)	$6,618

During the first and third quarters of 2017, the Group accounted for certain amounts from its insurers and counterparties to partially indemnify the Group for losses suffered as a result of an incident in 2015 that caused damage to Line 2 of the Constancia processing facilities and a delay in commissioning the process plant.

(e)	Finance income and expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Finance income	$(547)	$(592)	$(1,652)	$(1,727)
Finance expense
Interest expense on long-term debt	21,524	28,571	68,054	85,986
Accretion on financial liabilities at amortized cost	326	323	979	992
Unwinding of discounts on provisions	1,038	619	3,043	1,947
Withholding taxes	2,437	2,530	7,244	7,575
Other finance expense	5,282	914	10,684	3,777
	30,607	32,957	90,004	100,277
Interest capitalized	(3,289)	(3,667)	(9,858)	(11,023)
	27,318	29,290	80,146	89,254
Other finance losses (gains)
Net foreign exchange losses	6,522	552	14,522	736
Change in fair value of financial assets and liabilities at fair value through profit or loss:
Hudbay warrants	1,974	(2,829)	(1,765)	(1,991)
Embedded derivatives	1,377	(7,706)	1,253	(6,594)
Investments classified as held-for-trading	(94)	(122)	(20)	(123)
Realized gain on disposal of available-for-sale investments	-	-	-	(438)
Net gain reclassified from equity on disposal of available- for-sale investments	-	(106)	(89)	(1,037)
Net loss reclassified from equity on impairment of available-for-sale investments	1,671	113	1,985	339
	11,450	(10,098)	15,886	(9,108)

Net finance expense	$38,221	$18,600	$94,380	$78,419

Interest expense related to certain long-term debt has been capitalized to the Rosemont project until commercial production is reached.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

Other finance expense relates primarily to standby fees on the Group’s revolving credit facilities.

6.	Trade and other receivables

	Sep. 30, 2017	Dec. 31, 2016
Current
Trade receivables	$96,554	$85,386
Embedded derivatives - provisional pricing (note 18c)	4,287	12,538
Statutory receivables	520	43,808
Receivable from joint venture partners	888	-
Other receivables	9,722	10,835
	111,971	152,567
Non-current
Taxes receivable	14,378	12,424
Receivable from joint venture partners	15,507	18,681
Other receivables	1,660	1,543
	31,545	32,648

	$143,516	$185,215

As at September 30, 2017, $147 (December 31, 2016 - $42,273) of the current statutory receivables relates to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses. Management expects to receive the amount within one year.

The non-current receivable from joint venture partners is for the Group’s joint venture partner for the Rosemont project in Arizona.

7.	Inventories

	Sep. 30, 2017	Dec. 31, 2016
Current
Stockpile	$17,962	$9,368
Work in progress[1]	21,781	9,100
Finished goods	60,667	54,583
Materials and supplies	41,896	39,413
	142,306	112,464
Non-current
Materials and supplies	4,435	4,537

	$146,741	$117,001

1Represents zinc concentrate which will be processed further into cast zinc metal or sold directly.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $225,608 and $623,721 for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 - $216,733 and $591,482, respectively).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

8.	Other financial assets

	Sep. 30, 2017	Dec. 31, 2016
Current
Derivative assets	$5,850	$3,397

Non-current
Available-for-sale investments	17,350	13,508
Investments at fair value through profit or loss	223	192
Restricted cash (note 18d)	205	17,148
	17,778	30,848

	$23,628	$34,245

Available-for-sale investments consist of investments in publicly traded Canadian metals and mining companies.

9.	Property, plant and equipment

		Accumulated
		depreciation
		and	Carrying
Sep. 30, 2017	Cost	amortization	amount
Exploration and evaluation assets	$16,089	$-	$16,089
Capital works in progress	919,770	-	919,770
Mining properties	1,884,162	(651,327)	1,232,835
Plant and equipment	2,483,407	(775,983)	1,707,424

	$5,303,428	$(1,427,310)	$3,876,118

		Accumulated
		depreciation
		and	Carrying
Dec. 31, 2016	Cost	amortization	amount
Exploration and evaluation assets	$15,015	$-	$15,015
Capital works in progress	844,759	-	844,759
Mining properties	1,775,432	(523,460)	1,251,972
Plant and equipment	2,368,658	(614,581)	1,754,077

	$5,003,864	$(1,138,041)	$3,865,823

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

10.	Other liabilities

	Sep. 30, 2017	Dec. 31, 2016
Current
Provisions (note 14)	$16,402	$14,367
Pension liability	20,294	24,635
Other employee benefits	2,709	2,356
Unearned revenue	15,262	849

	$54,667	$42,207

11.	Finance lease obligations

	Sep. 30, 2017	Dec. 31, 2016
Total minimum lease payments	$93,914	$13,720
Effect of discounting	(7,118)	(788)
Present value of minimum lease payments	86,796	12,932
Less: current portion	(18,062)	(3,172)
	68,734	9,760
Minimum payments under finance leases
Less than 1 year	20,749	3,508
1-3 years	57,976	6,667
4-5 years	15,189	3,545

	$93,914	$13,720

The Group has entered into equipment leases for its South American and Manitoba business units which expire between 2021 and 2022 and with interest rates between 1.95 to 4.45%, per annum. The Group has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. The Group’s obligations under finance leases are secured by the lessor’s title to the leased assets. The present value of the net minimum lease payments has been recognized as a finance lease asset, which was included as a non-cash addition to property plant and equipment, and a corresponding amount as a finance lease obligation. The fair value of the finance lease liabilities approximates their carrying amount.

During the third quarter of 2017, the Peru business unit refinanced its equipment finance facility (note 12b) by entering into a sale and leaseback transaction with terms as described above. The transaction resulted in cash proceeds of $67,275, the majority of which was used to repay and extinguish the equipment finance facility. As the leaseback is classified as a finance lease, there was no change in the carrying value of the heavy mobile equipment and no impacts to the income statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

12.	Long-term debt

Long-term debt is comprised of the following:

	Sep. 30, 2017	Dec. 31, 2016
Senior unsecured notes (a)	$986,922	$986,574
Equipment finance facility (b)	-	50,267
Senior secured revolving credit facilities (c)	-	202,075
Less: Unamortized transaction costs - revolving credit facilities (d)	(8,428)	(6,752)
	978,494	1,232,164
Less: current portion	-	(16,490)

	$978,494	$1,215,674

(a)	Senior unsecured notes

Balance, January 1, 2016	$917,329
Addition to Principal, net of transaction costs	987,671
Payments made	(920,000)
Change in fair value of embedded derivative (prepayment option)	(1,146)
Write-down of unamortized transaction costs	2,216
Accretion of transaction costs and premiums	504
Balance, December 31, 2016	$986,574
Transaction costs	(133)
Change in fair value of embedded derivative (prepayment option)	(272)
Accretion of transaction costs and premiums	753

Balance, September 30, 2017	$986,922

On December 12, 2016 and December 28, 2016, the Group redeemed for cash all of its outstanding $920,000 aggregate principal amount of 9.50% senior unsecured notes due 2020. The unamortized transaction costs of $2,216 were expensed upon extinguishment of the Group’s 9.50% senior unsecured notes.

On December 12, 2016, the Group completed an offering of $1,000,000 aggregate principal amount of senior notes in two series: (i) a series of 7.25% senior notes due 2023 in an aggregate principal amount of $400,000 and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000. The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company’s subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company’s subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

(b)	Equipment finance facility

Balance, January 1, 2016	$66,521
Transaction costs	(1,013)
Payments made	(16,490)
Accretion of transaction costs	1,249
Balance, December 31, 2016	$50,267
Transaction costs	(326)
Payments made	(54,364)
Write-down of unamortized transaction costs	3,552
Accretion of transaction costs	871

Balance, September 30, 2017	$-

The equipment finance facility is reflected in the consolidated balance sheets as follows:

	Sep. 30,	Dec. 31,
	2017	2016
Current	$-	$16,490
Non-current	-	33,777

	$-	$50,267

The equipment finance facility was repaid and extinguished during the third quarter of 2017 resulting in the write-down of unamortized transaction costs.

(c)	Senior secured revolving credit facilities

Balance, January 1, 2016	$297,075
Addition to Principal, net of transaction costs	65,000
Payments made	(160,000)
Balance, December 31, 2016	$202,075
Addition to Principal	25,000
Payments made	(227,075)

Balance, September 30, 2017	$-

On July 14, 2017, the Group entered into amendments to its two senior credit facilities to secure both facilities with substantially all of the Group’s assets other than assets related to the Rosemont project, amend the financial covenants, extend the maturity dates from March 31, 2019 to July 14, 2021 and reduce the interest rate from LIBOR plus 4.50% to LIBOR plus 3.00%, based on financial results for the twelve months ended June 30, 2017. The two facilities have substantially similar terms and conditions.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

(d)	Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2016	$6,045
Accretion of transaction costs	(4,272)
New transaction costs	4,979
Balance, December 31, 2016	$6,752
Accretion of transaction costs	(2,438)
New transaction costs	4,114

Balance, September 30, 2017	$8,428

13.	Deferred revenue

The following table summarizes changes in deferred revenue:

Balance, January 1, 2016	$597,260
Recognition of revenue	(65,762)
Effects of changes in foreign exchange	6,354
Balance, December 31, 2016	$537,852
Recognition of revenue	(39,541)
Effects of changes in foreign exchange	9,872

Balance, September 30, 2017	$508,183

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2017	Dec. 31, 2016
Current	$53,566	$65,619
Non-current	454,617	472,233

	$508,183	$537,852

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

14.	Provisions

Provisions are reflected in the condensed consolidated interim balance sheets as follows:

	Decommis-
	sioning,
	restoration
	and similar	Deferred	Restricted
Sep. 30, 2017	liabilities	share units	share units	Other	Total
Current (note 10)	$2,744	$5,282	$7,665	$711	$16,402
Non-current	190,694	-	7,117	426	198,237

	$193,438	$5,282	$14,782	$1,137	$214,639

	Decommis-
	sioning,
	restoration
	and similar	Deferred	Restricted
Dec. 31, 2016	liabilities	share units	share units	Other	Total
Current (note 10)	$1,054	$3,933	$8,451	$929	$14,367
Non-current	176,242	-	2,601	859	179,702

	$177,296	$3,933	$11,052	$1,788	$194,069

15.	Income and mining taxes

(a)	Tax expense:

The tax expense is applicable as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Current:
Income tax expense	$7,422	$1,778	$10,953	$5,680
Mining tax expense	1,506	282	11,238	4,263
Adjustments in respect of prior years	-	-	(445)	-
	8,928	2,060	21,746	9,943
Deferred:
Income tax - origination and reversal of temporary difference	9,463	7,856	26,372	8,800
Mining tax - origination and reversal of temporary difference	(652)	(1,486)	245	581
Adjustments in respect of prior years	-	-	602	266
	8,811	6,370	27,219	9,647

	$17,739	$8,430	$48,965	$19,590

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

(b)	Deferred tax assets and liabilities:

	Sep. 30, 2017	Dec. 31, 2016
Deferred income tax asset	$42,432	$79,483

Deferred income tax liability	(332,297)	(338,330)
Deferred mining tax liability	(17,298)	(16,586)
	(349,595)	(354,916)

Net deferred tax liability balance	$(307,163)	$(275,433)

As of January 1, 2017 the deferred tax assets and deferred tax liabilities attributable to Canada are now disclosed as a net deferred tax asset. This follows from the amalgamation between HudBay Minerals Inc. and its former subsidiaries, Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and Hudson Bay Exploration and Development Company Limited.

(c)	Changes in deferred tax assets and liabilities:

	Nine months ended	Year ended
	Sep. 30, 2017	Dec. 31, 2016
Net deferred tax liability balance, beginning of period	$(275,433)	$(253,859)
Deferred tax expense	(27,219)	(23,518)
OCI transactions	(2,389)	2,198
Items charged directly to equity	2,237	-
Foreign currency translation on the deferred tax liability	(4,359)	(254)

Net deferred tax liability balance, end of period	$(307,163)	$(275,433)

16.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares without par value

(b)	Common shares:

Authorized: Unlimited common shares without par value

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

Issued and fully paid:

	Nine months ended		Year ended
	Sep. 30, 2017		Dec. 31, 2016
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	237,271,188	$1,588,319	235,231,688	$1,576,600
Equity issuance	24,000,000	195,295	2,039,500	11,814
Share issue costs, net of tax	-	(6,234)		(95)

Balance, end of period	261,271,188	$1,777,380	237,271,188	$1,588,319

On September 27, 2017, the Company issued 24,000,000 Hudbay common shares for net proceeds of $189,061 (net of tax and costs).

During the year ended December 31, 2016, the Company issued 1,000,000 Hudbay common shares for net proceeds of $4,958 in connection with the vesting of restricted share units. On December 12, 2016, the Company issued 1,039,500 Hudbay common shares and 561,000 Hudbay warrants for net proceeds of $6,761 upon the exercise of 3,300,000 Augusta warrants which were assumed as part of the acquisition of Hudbay Arizona which entitled the holder to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant for each Augusta warrant.

During the nine months ended September 30, 2017, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $1,774 and $1,912 on March 31, 2017 and September 29, 2017 to shareholders of record as of March 10, 2017 and September 8, 2017, respectively.

During the nine months ended September 30, 2016, the Company paid $1,773 and $1,794 on March 31, 2016 and September 30, 2016 to shareholders of record as of March 11, 2016 and September 9, 2016, respectively.

17.	Earnings per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Basic and diluted weighted average common shares outstanding	238,053,797	236,231,688	237,533,962	235,775,644

The determination of the diluted weighted-average number of common shares excludes stock options, Hudbay warrants and Augusta warrants that were either out-of-the-money or expired for the three and nine months ended September 30, 2017 and 2016.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

18.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of the Group's financial instruments and non-financial derivatives:

	Sep. 30, 2017		Dec. 31, 2016
Recurring measurements	FV	CV	FV	CV
Loans and receivables
Cash and cash equivalents [1]	$328,927	$328,927	$146,864	$146,864
Restricted cash[1]	205	205	17,148	17,148
Trade and other receivables[1,2]	124,331	124,331	116,445	116,445
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	4,287	4,287	12,538	12,538
Non-hedge derivative assets[3]	5,850	5,850	3,397	3,397
Prepayment option - embedded derivative[7]	4,702	4,702	4,430	4,430
Investments at FVTPL[4]	223	223	192	192
Available-for-sale investments[4]	17,350	17,350	13,508	13,508
Total financial assets	485,875	485,875	314,522	314,522
Financial liabilities at amortized cost
Trade and other payables[1,2]	195,690	195,690	163,027	163,027
Finance leases	86,796	86,796	12,932	12,932
Other financial liabilities[5]	19,712	23,135	17,231	22,998
Senior unsecured notes[6]	1,076,180	991,624	1,040,178	991,004
Equipment finance facility[8]	-	-	50,267	50,267
Senior secured revolving credit facilities[8]	-	-	202,075	202,075
Unamortized transaction costs[8]	(8,248)	(8,248)	(6,752)	(6,752)
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	939	939	86	86
Warrant liabilities[3]	6,265	6,265	7,588	7,588
Option liabilities[3]	1,091	1,091	570	570
Non-hedge derivative liabilities[3]	8,387	8,387	10,681	10,681
Total financial liabilities	1,386,812	1,305,679	1,497,883	1,454,476
Net financial liability	$(900,937)	$(819,804)	$(1,183,361)	$(1,139,954)

[1]

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
[3]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

[4]

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using available market closing prices.

[5]

These financial liabilities relate to agreements with communities near the Constancia operation in Peru which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

[6]	Fair value of the senior unsecured notes (note 12) has been determined using the quoted market price at the period end.
[7]

Fair value of the prepayment option embedded derivative related to the long-term debt has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

[8]	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices in active markets for identical assets or liabilities;
−	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
−	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2017	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$4,287	$-	$4,287
Non-hedge derivatives	-	5,850	-	5,850
Investments at FVTPL	-	223	-	223
Prepayment option embedded derivative	-	4,702	-	4,702
Available-for-sale investments	17,350	-	-	17,350

	$17,350	$15,062	$-	$32,412
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$939	$-	$939
Non-hedge derivatives	-	8,387	-	8,387
Option liability	-	1,091	-	1,091
Warrant liabilities	6,265	-	-	6,265

	$6,265	$10,417	$-	$16,682

December 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$12,538	$-	$12,538
Non-hedge derivatives	-	3,397	-	3,397
Investments at FVTPL	-	192	-	192
Prepayment option embedded derivative	-	4,430	-	4,430
Available-for-sale investments	12,018	-	1,490	13,508

	$12,018	$20,557	$1,490	$34,065
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$86	$-	$86
Non-hedge derivatives	-	10,681	-	10,681
Option liability	-	570	-	570
Warrant liabilities	7,588	-	-	7,588

	$7,588	$11,337	$-	$18,925

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. During the three months ended September 30, 2017, the Group concluded that the value of the investment was unlikely to be recoverable and revalued the investment to zero.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2017, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at September 30, 2017, the Group had 34,000 tonnes of net copper swaps outstanding at an effective average price of $2.88/lb and settling across October 2017 and January 2018. At December 31, 2016, the Group had 41,000 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price $2.42/lb, which settle across February to June 2017. The aggregate fair value of the transactions at September 30, 2017 was a liability position of - $4,195 (December 31, 2016 a liability position of $8,657).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At September 30, 2017 and December 31, 2016 the Group held no gold or silver forward sales contracts.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At September 30, 2017, the Group held contracts for forward zinc purchased of 3,585 tonnes (December 31, 2016 – 2,644 tonnes) that related to forward customer sales of zinc. Prices range from $2,469 to $3,144 per tonne (December 31, 2016 – $1,514 to $2,783) and settlement dates extend to May 2018. The aggregate fair value of the transactions at September 30, 2017 was a net asset position of $1,658 (December 31, 2016 – a net asset position of $1,373).

(c)	Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

As at September 30, 2017, the Group’s net position consisted of contracts awaiting final pricing for sales of 37,085 tonnes of copper (December 31, 2016 – 32,750 tonnes). As of September 30, 2017, there are also 3,133 tonnes of zinc ((December 31, 2016 – nil tonnes) awaiting final pricing. In addition, at September 30, 2017, the Group’s net position consisted of contracts awaiting final pricing for sales of 20,140 ounces of gold and 151,626 ounces of silver (December 31, 2016 – 13,827 ounces of gold and 116,912 ounces of silver).

As at September 30, 2017, the Group’s provisionally priced copper, zinc, gold and silver sales subject to final settlement were recorded at average prices of $2.94/lb (December 31, 2016 – $2.51/lb), $1.44/oz (December 31, 2016 – nil contracts), $1,283/oz (December 31, 2016 – $1,151/oz) and $16.64/oz (December 31, 2016 – $15.96/oz), respectively.

The aggregate fair value of the copper and zinc embedded derivatives within the copper and zinc concentrate sales contracts at September 30, 2017, was an asset position of $4,287 (December 31, 2016 – an asset position of $12,538). The aggregate fair value of other embedded derivatives at September 30, 2017, was a liability position of $939 (December 31, 2016 – a liability position of $86).

Prepayment option embedded derivative

The senior unsecured notes (note 12) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 5e). The fair value of the embedded derivative at September 30, 2017 was an asset of $4,702 (December 31, 2016 - an asset of $4,430).

(d)	Restricted cash

The South American business unit has $71,932 in letters of credit issued under the Peru facility to support its reclamation obligations. The Manitoba business unit has $57,089 in letters of credit issued under the Canada facility to support its reclamation and pension obligations. Given that these letters of credit are issued under the revolving credit facilities, no cash collateral is required to be posted.

Hudbay currently has a restricted cash balance of $205, which consists of cash collateral posted to secure Hudbay Peru letters of credit issued to support certain financial obligations.

(e)	Warrants and option liabilities

A total of 22,391,490 warrants were issued as a result of the acquisition of Hudbay Arizona which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

The purchase price of the acquisition of New Britannia Mine and Mill contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

19.	Capital commitments

As at September 30, 2017, the Group had outstanding capital commitments in Canada of approximately $22,970 primarily related to committed long-lead orders for the paste plant, of which approximately $3,119 cannot be terminated by the Group, approximately $42,640 in Peru related to sustaining capital costs, all of which can be terminated by the Group and approximately $160,781 in Arizona, primarily related to its Rosemont project, of which approximately $77,304 cannot be terminated by the Group.

20.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Change in:
Trade and other receivables	$(23,307)	$(15,677)	$38,325	$74,461
Other financial assets/liabilities	(207)	(3,783)	(4,060)	11,533
Inventories	(3,284)	5,269	(14,339)	5,460
Prepaid expenses	1,884	275	222	4,638
Trade and other payables	17,923	(1,041)	6,706	(36,916)
Change in taxes payable/receivable, net	4,984	(1,524)	9,420	(470)
Provisions and other liabilities	15,961	(11,877)	15,207	10,632

	$13,954	$(28,358)	$51,481	$69,338

(b)	Non-cash transactions:

During the nine months ended September 30, 2017, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

−

Remeasurements of the Group's decommissioning and restoration liabilities for the nine months ended September 30, 2017 led to a net increase in related property, plant and equipment assets of $4,404 (nine months ended September 30, 2016 - $26,864) as a result of declines in discount rates and increased mine activity footprints and the resulting higher disturbance.

−	Property, plant and equipment included $6,589 of net additions related to capital additions under finance lease (September 30, 2016 - $12,985).

−

During the third quarter of 2017, the Peru business unit completed the sale of some heavy mobile equipment and then executed a finance lease to leaseback that same equipment. The transaction resulted in cash proceeds of $67,275. Given that the classification of the leaseback as a finance lease, there was no change in the carrying value of the heavy mobile equipment and no impacts to the statements of income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

21.	Segmented information

Corporate and other activities include the Group's exploration activities in South America. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended September 30, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$189,822	$180,534	$-	$-	$370,356

Cost of sales
Mine operating costs	100,990	78,890	-	-	179,880
Depreciation and amortization	32,374	47,137	-	-	79,511
Gross profit	56,458	54,507	-	-	110,965
Selling and administrative expenses	-	-	-	11,891	11,891
Exploration and evaluation	1,030	355	-	4,515	5,900
Other operating (income) and expenses	(544)	(3,269)	73	12	(3,728)
Results from operating activities	$55,972	$57,421	$(73)	$(16,418)	$96,902
Finance income					(547)
Finance expenses					27,318
Other finance losses					11,450
Profit before tax					58,681
Tax expense					17,739
Profit for the period					$40,942

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

Three months ended September 30, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$132,804	$178,620	$-	$-	$311,424

Cost of sales
Mine operating costs	78,325	82,361	-	-	160,686
Depreciation and amortization	30,559	51,720	-	-	82,279
Gross profit	23,920	44,539	-	-	68,459
Selling and administrative expenses	-	-	-	6,783	6,783
Exploration and evaluation	176	261	-	172	609
Other operating (income) and expenses	(220)	481	195	10	466
Results from operating activities	$23,964	$43,797	$(195)	$(6,965)	$60,601
Finance income					(592)
Finance expenses					29,290
Other finance gains					(10,098)
Profit before tax					42,001
Tax expense					8,430
Profit for the period					$33,571

Nine months ended September 30, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$511,951	$436,459	$-	$-	$948,410
Cost of sales
Mine operating costs	286,924	205,810	-	-	492,734
Depreciation and amortization	94,927	122,656	-	-	217,583
Gross profit	130,100	107,993	-	-	238,093
Selling and administrative expenses	-	-	-	28,022	28,022
Exploration and evaluation	2,902	932	-	5,797	9,631
Other operating (income) and expenses	(54)	(7,650)	480	96	(7,128)
Results from operating activities	$127,252	$114,711	$(480)	$(33,915)	$207,568
Finance income					(1,652)
Finance expenses					80,146
Other finance losses					15,886
Profit before tax					113,188
Tax expense					48,965

Profit for the period					$64,223

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2017 and 2016

Nine months ended September 30, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$372,534	$439,490	$-	$-	$812,024
Cost of sales
Mine operating costs	236,827	210,086	-	-	446,913
Depreciation and amortization	91,186	129,252	-	-	220,438
Gross profit	44,521	100,152	-	-	144,673
Selling and administrative expenses	-	-	-	25,151	25,151
Exploration and evaluation	835	650	-	1,330	2,815
Other operating expenses	3,104	3,225	445	(156)	6,618
Results from operating activities	$40,582	$96,277	$(445)	$(26,325)	$110,089
Finance income					(1,727)
Finance expenses					89,254
Other finance gains					(9,108)
Profit before tax					31,670
Tax expense					19,590

Profit for the period					$12,080

September 30, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$712,042	$2,650,074	$848,467	$381,048	$4,591,631
Total liabilities	521,492	823,809	161,906	1,036,809	2,544,016
Property, plant and equipment	618,820	2,422,348	829,173	5,777	3,876,118

December 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$769,561	$2,720,441	$822,498	$144,056	$4,456,556
Total liabilities	528,326	876,056	158,236	1,130,726	2,693,344
Property, plant and equipment	606,348	2,452,917	800,542	6,016	3,865,823